Hey Jamie,

Did you know BeenThere **overfunded** our last round on Wefunder?

See some of the transformations we have made in just 5 months:

Artificial Intelligence


Before Last Wefunder
Calls were connected without data collected
After Last Wefunder
Transcription
Calls are transcribed and tagged to feed the AI Avatars

Users


Before Last Wefunder
0
We had no platform built, and we had no marketing
After Last Wefunder
Aug 23'
Sep 23'
Oct 23'
2500
5x growth from September to October

Our early investors already have a ~7x unrealized return, and it's still super early! Here is your chance to get in on our current round and get an **exclusive 25% off** our current valuation.

Reserve your spot HERE

No upfront payment required!

Sincerely,

Jamie Goulding
CEO & Founder of BeenThere

P.S. Psst... This is one of the lowest priced AI projects in Wefunder's history!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Been There

In just 3 years, Cameo rocketed to $100M+ in revenue, driven by co-founder Steven Galanis' vision of monetizing personalized celebrity content.

Now, Galanis sees the **immense potential** of BeenThere. As someone who has "been there" himself, his expertise is invaluable and we are thrilled to have him on board as one of the first experts on our platform!



Steven Galanis

Co-Founder and CEO of Cameo ($1B 2021 Valuation)

Join world class investors and advisors by **getting in early** on our current round.

Click the button below for exclusive access and a limited **25% discount** off our current valuation. Don't miss the opportunity to be a part of our exciting journey!

Reserve your spot HERE

(No upfront payment required)

Sincerely,

Jamie Goulding
CEO & Founder of BeenThere

P.S. You can also be a "Highlighted Knowledge Sharer" on BeenThere's homepage as a part of your investment perks!

Jamie, did you know second wave companies are producing **greater returns** for investors than companies who were founded first?



Second wave companies
Second wave companies
Market Cap
$2T
$1.5T
$1T
$500B
0
$1.66T
$4.8B
$562.2B
$35M
??
??
Dot-com bubble
Social media bubble
AI bubble

The failures of these first wave companies (Yahoo & Myspace) paved the way for new companies to become successful. And for the AI bubble, its growth is projected to grow at an ever **faster pace than the internet and social media industry has ever seen!**

In fact, Chat GPT, one of the first released AI platforms for simple questions and general knowledge, grew to 5 million users just 5 days after its release.

It's growing so fast that it's believed **we're already entering the second wave** of the AI bubble. Emerging AI companies like BeenThere are based on our proprietary datasets from real life experts, completely independent and non reliant on Chat GPT.

Don't miss out on the second wave. Click the button below to reserve your spot in BeenThere's campaign whilst it's still early!

Invest in the future of AI here

Sincerely,

Jamie Goulding
Founder & CEO of BeenThere

P.S. No upfront payment is required to reserve!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

No longer want to receive these emails? Unsubscribe.

BeenThere 2432 Carolina Avenue Redwood City, California 94061

In the last 10 years, low Fed interest rates have pumped lots of cash into the economy. This has driven sky high valuations into equities, especially in the tech sector. Instacart IPO'd on September 19th and **everyone after Series C lost money compared to the S&P 500.**



Change in Instacart share price since funding round
Compared to S&P 500 performance over the same period; Returns as of Sept. 19, 2023
CART
S&P 500
Series I March 2, 2021 -73% +15%
Series H Oct. 8, 2020 -44% +29%
Series G July 3, 2020 -30% +42%
Series F Dec. 13, 2018 +13% +68%
Series E April 5, 2018 +67% +68%
Series D March 15, 2017 +82% +86%
Series C Jan. 14, 2015 +121% +153%
-50% ±0% +50% +100%

Despite all this, early stage investors (Seed - Series B) still received fantastic returns. Until the Fed lowers interest rates again, it seems mid-late stage VC investments are fundamentally broken. Public markets will equally struggle to provide outsized returns with less capital flowing through the system.

BeenThere just launched our seed round on Wefunder, perfect for current market conditions. We are one of the lowest priced AI companies in Wefunder history!

If you are looking for an early stage investment in a high growth AI company, click below before our pre-launch discount runs out.

Click HERE to beat the market

Sincerely,

Jamie Goulding
Founder & CEO of BeenThere

P.S. No upfront payment is required to reserve your spot!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Jamie, you know AI is big right now, but in the ever-evolving landscape of AI, how do you differentiate the winners?

The first wave of AI focused on GPUs, the specialized processing unit within the AI infrastructure for deep learning. Whoever had the best GPUs produced the best language learning models (LLM) in the AI space.

Now that most AI LLMs have been leaked to the public and can be replicated easily, the GPUs will no longer be the key to AI business success. Second wave winners will distinguish themselves through unique proprietary databases.

With BeenThere's AI integration, our unique approach involves transcribing hundreds of calls from the mentors on our platform, creating an unparalleled database of high quality expert knowledge. This proprietary database positions us to be a second wave winner.

BeenThere is one of the cheapest AI companies in Wefunder history. You can invest and get a **further 25% off our current valuation** whilst it's still early.

Click HERE to ride the wave with BeenThere

Sincerely,

Jamie Goulding
Founder & CEO of BeenThere

P.S. No upfront payment is required to reserve your spot!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hey there,

We are an AI company called BeenThere, creating a searchable database of the most valuable 1% of knowledge.

In May we raised $125,000 with 124 investors on Wefunder! And now we are ready to open a new round for **accelerated growth.**


WEFUNDER
INVEST IN BEEN THERE
AI For The Most Valuable 1% of Knowledge In The World
$124,000 raised
ChatGPT
Who's approval do I need to build a parking garage on my land in downtown Austin, USA?
To build a parking garage on your land in Austin, USA, you would need to obtain the necessary permits and approvals from the local government authorities.
Been There
Who's approval do I need to build a parking garage on my land in downtown Austin, USA?
Over 29 approvals were made by Jessica Montford in 2022 within the local Austin Planning and Zoning Department.
Connect with experts
5.0
4.9
4.7

A lot has changed since our last campaign:

- Released our new BeenThere platform to our **2,500+ waitlist.**
- Added **world class** advisors, from Cameo co-founder, Forbes 30 under 30, 7x best-selling author, and more.
- Increased our valuation from $1M to $6.4M in under 5 months. Investors from our last round already have a **6x unrealized return,** and **we're just getting started.**

We're thrilled to offer you an **exclusive 25% discount!** Don't miss out, the discount is **very limited.**

Claim your discount HERE

Sincerely,

Jamie Goulding
CEO & Founder of BeenThere

P.S. We're on of the cheapest AI companies on Wefunder!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.